

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2019

Suzanne Snapper
Chief Financial Officer
ENSIGN GROUP, INC
29222 Rancho Viejo Rd., Suite 127
San Juan Capistrano, California 92675

> **Re: ENSIGN GROUP, INC**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 6, 2019**
> **File No. 001-33757**

Dear Ms. Snapper:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        CF Office Life Sciences